[Chapman and Cutler LLP Letterhead]

August 7, 2019

VIA EDGAR CORRESPONDENCE

Ken Ellington
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust II File Nos. 333-201473; 811-22926

Dear Mr. Ellington

This letter responds to the comments provided by you via telephone on behalf of the Securities and Exchange Commission (the “Commission”), pursuant to section 408 of the Sarbanes Oxley Act (“Sarbanes Oxley”) regarding Innovator ETFs Trust II (the “Trust”). The review covered the Innovator Lunt Low Vol/High Beta Tactical ETF (“LVHB”) and Innovator S&P Investment Grade Preferred ETF (“EPRF” and collectively, the “Funds” and each a “Fund”). The Funds are each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meetings ascribed to them in the Funds’ Annual Reports.

Comment 1 – Notes to Financial Statements – Significant Accounting Policies

The Commission notes that it appears that LVHB invests significantly in REITs. Moving forward, the Commission requests the Fund add disclosure to the Notes to Financial Statements describing how REIT distributions are estimated between income and return of capital. The Commission further notes that EPRF has this disclosure.

Response to Comment 1

The Trust confirms that it will add the requested disclosure in future filings.

Comment 2 – Notes to Financial Statements – Investment Advisory and Other Agreements

It appears that each Fund has a unitary fee structure. However, the Funds’ respective agreements with service providers specify that the Trust pays the required fees, not the Adviser. For example, the custody agreement included in Pre-Effective Amendment Number 1, filed on April 28, 2015, states that the Trust agrees to pay fees. In supplemental correspondence, please describe if the Adviser is current with all payments to service providers.

Response to Comment 2

The Adviser confirms that it is current on all payments to its service providers under the respective agreements.

Comment 3 – Notes to financial statements – Creation and Redemption Transactions

The Commission requests that LVHB disclose the fixed transaction fee that is currently imposed on each creation and redemption transaction. The Commission notes that EPRF includes this disclosure.

Response to Comment 3

The Trust confirms that it will add the requested disclosure in future filings.

Comment 4 – Item 4(e)(2) of Form N-CSR

The Commission notes Item 4(e)(2) of LVHB’s Form N-CSR, filed December 10, 2018, discloses 100% for items (b), (c) and (d). However, this paragraph describes situations where the pre-approval requirement was waived, not when pre-approval was obtained. Please confirm if this disclosure is accurate. The Commission further notes that EPRF discloses 0% for these items.

Response to Comment 4

The Fund confirms that the proper disclosure for Item 4(e)(2), sub-items (b), (c) and (d) is 0%, and that such disclosure will be updated in future filings.

Comment 5 – Rule 30e-3 Under the 1940 Act

Please advise if either Fund intends to rely on the optional internet availability of investment company shareholder reports, pursuant to Rule 30e-3 of the Investment Company Act of 1940, as amended (the “1940 Act”). In regard to EPRF, the Commission requests that if the Fund intends to rely on Rule 30e-3 that the Fund describe in supplemental correspondence why it did not appear to include the Rule 30e-3 disclosures in the March 31, 2019, Annual Report as filed on June 6, 2019. The Commission also notes Item 27(d)(7) of Form N-1A.

Response to Comment 5

Neither Fund will rely on Rule 30e-3 until after January 1, 2022, when all funds are able to rely on Rule 30e-3 regardless of compliance with the two-year initial notice period.

Comment 6 –Item B.15 of Form N-Cen

The Commission notes that Item B.15 of Form N-CEN filed on December 12, 2018 for LVHB states that the Fund did not rely on any orders from the Commission granting exemption from one or more provisions from the 1940 Act, the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended. Please confirm whether this disclosure is accurate. The Commission notes that EPRF disclosed that the Fund did rely on an order.

Response to Comment 6

LVHB relied on order IC-32026 from the Commission granting exemption from one or more provisions of the above-referenced securities laws. The Fund will update the referenced disclosure in future filings.

********

Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney